Exhibit 99.1

Medigus: Gix Media to Acquire 70% of Leading Innovative Media-Tech Company Cortex Group for Approximately $11 Million

Gix Internet finished the first six months of 2021 with revenues of ~$ 16.4 million, Cortex Group Revenues for the first six months of 2021 amounted to ~$ 12.3 million

OMER, Israel, August 31, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that its affiliate Gix Internet (36.74% on a fully diluted bases) (TASE: GIX), a global marketing technology (MarTech) solutions company for online performance-based-marketing, announced that Gix Internet’s subsidiary, Gix Media signed a definitive agreement for the purchase of 70% at Cortex Group, an innovative media-tech company that has developed expertise in turning original content into a profit center through user traffic acquisition.

The acquisition of 70% of Cortex’s shares by Gix Media will be made for approximately $ 11 million, with the final amount to be determined on the closing date of the transaction.

Cortex was established in 2015 and has since been operating with great success in the field of online advertising. Cortex is an innovative media-tech company that has developed capabilities that enable the conversion of original content into a profit center by acquiring user traffic. Cortex’s business model is based on purchasing advertising space from publishers such as YAHOO, Outbrain, Google and more. Cortex employs about 17 people in its offices in Tel Aviv.

According to Cortex’s audited financial statements for the first half of 2021, its revenues amounted to ~$ 12.3 million, an increase of 52% compared to the corresponding period last year. Cortex’s operating profit for the first half of 2021 amounted to $ 1.3 million, an increase of 124% compared to the corresponding period last year. In addition, Cortex’s revenues for the period of the 12 months ended June 30, 2021 amounted to ~$ 27.5 million and operating profit amounted to ~$ 3.6 million.

According to the agreement signed with Cortex and its shareholders, in the first phase, Gix Media will purchase 70% of the fully diluted issued share capital of the company from the sellers. Subsequently, upon achieving certain mutually agreed upon milestones, Gix Media will purchase the balance of the shares from the sellers, such that by the beginning of 2025, it will become the owner of 100% of the fully diluted issued share capital of Cortex.

Gix Internet and Gix Media have signed a non-binding Memoranda of Understanding with a banking institute, to provide a credit line totaling up to $3.5 million and loans totaling approximately $7 million, which will be used, among other things, for the purpose of acquiring Cortex, subject to the completion of the transaction.

In addition, according to Gix Internet’s financial reports for the first six months of 2021, its revenues amounted to ~$ 16.4 million.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus and Cortex Group are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Investor Contact

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com